UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application For Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ X ]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

First American Funds, Inc.

3.	Securities and Exchange Commission File No.:

811-03313

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ X ] Initial Application             [   ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

800 Nicollet Mall
BC-MN-H04N

Minneapolis, MN 55402

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Richard J. Ertel

U.S. Bancorp Asset Management, Inc.

800 Nicollet Mall
BC-MN-H04N

Minneapolis, MN 55402

612-303-7987

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

U.S. Bancorp Asset Management, Inc.

800 Nicollet Mall

Minneapolis, MN 55402

612-303-7987

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[ X ] Management company;

[   ] Unit investment trust; or

[   ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ X ] Open-end                    [   ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Minnesota

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

U.S. Bancorp Asset Management, Inc.

800 Nicollet Mall

Minneapolis, MN 55402

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Quasar Distributors, LLC

111 E. Kilbourn Ave., Suite 2200

Milwaukee, WI, 53202

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)       Depositor’s name(s) and address(es):

(b)       Trustee’s name(s) and address(es):

2

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ] Yes       [ X ] No

If Yes, for each UIT state:

Name(s):

File No.: 811- ______________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ] Yes          [   ] No

If Yes, state the date on which the board vote took place:

November 15, 2021

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ] Yes          [   ] No

If Yes, state the date on which the shareholder vote took place:

December 18, 2023

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[   ] Yes            [ X ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

[   ] Yes       [   ] No

(c)	Were the distributions made pro rata based on share ownership?

[   ] Yes       [   ] No

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(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[   ] Yes       [   ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[   ] Yes       [   ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[   ] Yes       [ X ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

None

(b)       Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ] Yes        [ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[   ] Yes        [ X ] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

4

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[   ] Yes          [   ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ] Yes           [ X ] No

If Yes,

(a)       Describe the type and amount of each debt or other liability:

(b)       How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation

(i)	Legal expenses:	$0
(ii)	Accounting expenses:	$0
(iii)	Other expenses (list and identify separately):	$0
(iv)	Total expenses (sum of lines (i)-(iii) above):	$0

(b)	How were those expenses allocated?

The fund’s investment adviser paid all merger-related expenses.

(c)	Who paid those expenses?

The fund’s investment adviser paid all merger-related expenses.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ] Yes           [ X ] No

If Yes, cite the release numbers of the Commission’s notice and order or, if not notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[   ] Yes           [ X ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

5

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ] Yes           [ X ] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

First American Funds Trust

(e)	State the Investment Company Act file number of the fund surviving the Merger:

811-23751

(f)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Not applicable.

(g)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

The Plan of Reorganization, dated December 19, 2023, is included under Exhibit A.

6

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of First American Funds, Inc., (ii) he is the Secretary of First American Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Richard J. Ertel
Richard J. Ertel
Secretary
First American Funds, Inc.

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EXHIBIT A – PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made as of this 19th day of December 2023, by and between First American Funds Trust, a Massachusetts business trust (the “Acquiring Entity”), on behalf of each of its series listed on Exhibit A hereto (each, an “Acquiring Fund” and, collectively, the Acquiring Funds”), and First American Funds, Inc., a Minnesota corporation (the “Acquired Entity”), on behalf of each of its series listed on Exhibit A hereto, (each, an “Acquired Fund” and, collectively, the “Acquired Funds”). Each Acquiring Fund and Acquired Fund may be referred to herein each as a “Fund” and collectively as the “Funds.”

This Agreement is intended to be, and is adopted as, a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder. The reorganization of each Acquired Fund into the corresponding Acquiring Fund will consist of (i) the transfer of substantially all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for newly issued shares of beneficial interest, par value $0.00000001 per share, of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by the Acquiring Fund of all of the liabilities (other than the Retained Liabilities) of the Acquired Fund; and (ii) the distribution of all of the Acquiring Fund Shares received by the Acquired Fund to the holders of shares of the Acquired Fund as part of the complete liquidation, dissolution and termination of the Acquired Fund as provided herein, all upon the terms and conditions set forth in this Agreement (each, a “Reorganization”).

WHEREAS, each Fund is a series of an open-end, management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and each Acquired Fund owns securities that generally are assets of the character in which the corresponding Acquiring Fund is permitted to invest;

WHEREAS, each Acquiring Fund is authorized to issue its Acquiring Fund Shares; and

WHEREAS, the Board of Trustees of the Acquiring Entity (the “Acquiring Entity Board”) has determined that each Reorganization is in the best interests of the applicable Acquiring Fund and that the interests of the existing shareholders of the Acquiring Fund will not be diluted as a result of the Reorganization, and the Board of Directors of the Acquired Entity (the “Acquired Entity Board”) has determined that each Reorganization is in the best interests of each Acquired Fund and that the interests of the existing shareholders of the Acquired Fund will not be diluted as a result of the Reorganization.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

ARTICLE I

TRANSFER OF ASSETS OF EACH ACQUIRED FUND IN EXCHANGE FOR ACQUIRING FUND SHARES AND THE ASSUMPTION OF THE ASSUMED LIABILITIES OF THE ACQUIRED FUND AND TERMINATION AND LIQUIDATION OF THE ACQUIRED FUND

Notwithstanding that the Reorganizations will occur simultaneously pursuant to this Agreement, it is the intention of the parties hereto that the Reorganization of an Acquired Fund with and into its corresponding Acquiring Fund as set forth in Exhibit A hereto shall be conducted separately of the other Reorganizations, and no Acquired Fund and no Acquiring Fund that is not a party to a Reorganization shall incur any obligations, duties or liabilities with respect to such Reorganization by reason of this Agreement or otherwise.

Provided that all conditions precedent to a Reorganization set forth herein have been satisfied or, to the extent legally permissible, waived as of the Closing Date (as defined in Section 3.1), and based on the representations and warranties each party provides to the other party, the parties agree to take the following steps with respect to the Reorganization:

1.1        THE EXCHANGE. The Acquired Fund agrees to transfer all of its assets (other than the Excluded Assets), as set forth in Section 1.2, to the Acquiring Fund. In consideration therefor, at the Closing, the Acquiring Fund agrees (i) to issue and deliver to the Acquired Fund the number of Acquiring Fund Shares computed in the manner set forth in Section 2.3, and (ii) to assume all of the liabilities (other than the Retained Liabilities) of the Acquired Fund, if any, as set forth in Section 1.3. The foregoing transactions will take place at the closing provided for in Section 3.1 (the “Closing”).

1.2        ASSETS TO BE TRANSFERRED. The Acquired Fund will transfer all of its assets (other than the Excluded Assets) to the Acquiring Fund, including, without limitation, cash, securities, dividends or interest receivables owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund as of the Closing, provided that, if applicable, the Acquired Fund will not transfer, and the Acquiring Fund will not acquire, the assets (if any) set forth in a written side letter, dated the Closing Date, between the Acquired Entity and the Acquiring Entity (any such excluded assets, the “Excluded Assets” and all such transferred assets (other than the Excluded Assets), the “Acquired Assets”).

1.3       LIABILITIES TO BE ASSUMED. The Acquired Fund will endeavor, consistent with its obligations to pursue its investment objective and investment strategies, to discharge all of its known liabilities and obligations to the extent possible before the Closing Date, except for those liabilities and obligations which would otherwise be discharged at a later date in the ordinary course of business. Notwithstanding the foregoing, the liabilities not so discharged will be assumed by the Acquiring Fund, which assumed liabilities will include all of the Acquired Fund’s liabilities, debts, obligations and duties of whatever kind or nature, whether absolute, accrued, contingent or otherwise, whether or not arising in the ordinary course of business, whether or not determinable at the Closing, and whether or not specifically referred to in this Agreement, provided that, if applicable, the Acquiring Fund will not assume, and the Acquired Fund will retain, the liabilities (if any) set forth in a written side letter, dated the Closing Date, between the Acquired Entity and the Acquiring Entity (any such retained liabilities, the “Retained Liabilities” and all such assumed liabilities (other than the Retained Liabilities), the “Assumed Liabilities”).

1.4        LIQUIDATION AND DISTRIBUTION.

(a)       As soon as reasonably practicable after the Closing, the Acquired Fund will distribute in complete liquidation of the Acquired Fund, pro rata to its shareholders of record (the “Acquired Fund Shareholders”), as of the time of such distribution, all of the Acquiring Fund Shares received by the Acquired Fund pursuant to Section 1.1 (together with any dividends declared with respect thereto to holders of record as of a time after the Valuation Time and payable prior to such distribution (“Interim Dividends”)). Such distributions will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the corresponding Acquiring Fund in the names of Acquired Fund Shareholders and representing such shareholder’s pro rata share of the Acquiring Fund Shares received by the Acquired Fund, and by paying to Acquired Fund Shareholders any Interim Dividends on Acquiring Fund Shares received by the Acquired Fund. All issued and/or outstanding common shares of the Acquired Fund simultaneously will be canceled on the books of the Acquired Fund. No Acquiring Fund will issue certificates representing Acquiring Fund Shares in connection with such transfers, except for any global certificate or certificates required by a securities depository in connection with the establishment of book-entry ownership of the shares.

(b)       As soon as is reasonably practicable after the distribution referenced in Section 1.4(a), but in no event later than 12 months after the Closing Date, the Acquired Fund will thereupon proceed to dissolve and terminate as set forth in Section 1.7 below.

1.5        OWNERSHIP OF SHARES. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund’s transfer agent.

1.6        TRANSFER TAXES. Any transfer taxes payable upon the issuance of Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund’s shares on the books of the Acquired Fund as of that time will, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

1.7        TERMINATION. The Acquired Entity and each Acquired Fund will completely liquidate and be dissolved, terminated and have its affairs wound up in accordance with the laws of the State of Minnesota following the Closing and the payment of the distribution pursuant to Section 1.4.

1.8        REPORTING. Any reporting responsibility of the Acquired Fund, including, without limitation, the responsibility for filing regulatory reports, tax returns or other documents with the Securities and Exchange Commission (the “Commission”), the exchange on which the Acquired Fund’s shares are listed or any state securities commission and any federal, state or local tax authorities or any other relevant regulatory authority, is and will remain the responsibility of the Acquired Fund.

1.9        BOOKS AND RECORDS. All books and records of the Acquired Entity with respect to the Acquired Fund, and all other books and records of the Acquired Fund, including all books and records required to be maintained under the 1940 Act and the rules and regulations thereunder, will be available to the Acquiring Entity and the Acquiring Fund from and after the Closing Date and copies thereof will be turned over to the Acquiring Entity as soon as practicable following the Closing. Following the Closing, the Acquiring Entity shall maintain all books and records related to the Reorganization as required by applicable law, including the 1940 Act.

ARTICLE II

VALUATION

2.1        VALUATION OF ASSETS. The value of the net assets of each Acquired Fund will be the value of its assets, less its liabilities, computed as of the close of regular trading on the New York Stock Exchange on the business day immediately prior to the Closing Date (such time and date being hereinafter called the “Valuation Time”), using the valuation procedures of the Acquired Fund or such other valuation procedures as may be mutually agreed upon by the parties (and approved by the Acquired Entity Board and the Acquiring Entity Board).

2.2        VALUATION OF SHARES. The net asset value per share of each Acquiring Fund will be computed as of the Valuation Time, using the valuation procedures of the corresponding Acquired Fund or such other valuation procedures as may be mutually agreed upon by the parties (and approved by the Acquired Entity Board and the Acquiring Entity Board).

2.3        COMMON SHARES TO BE ISSUED. The number of Acquiring Fund Shares to be issued in exchange for the Acquired Assets of an Acquiring Fund will be determined by dividing the value of such Acquired Assets (net of the Assumed Liabilities), determined in accordance with Section 2.1, by the net asset value per share of such Acquiring Fund, determined in accordance with Section 2.2. The aggregate net asset value of Acquiring Fund Shares received by the Acquired Fund in a Reorganization will equal, as of the Valuation Time, the aggregate net asset value of such Acquired Fund’s common shares held by Acquired Fund Shareholders as of such time.

2.4        COMPUTATIONS OF NET ASSETS. All computations of net asset value in this Article II will be made by or under the direction of USBAM in accordance with its regular practice as the accounting agent of the Funds.

ARTICLE III

CLOSING AND CLOSING DATE

3.1        CLOSING DATE. Subject to the terms and conditions of this Agreement, including the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), the Closing will occur on December 22, 2023, or such other date as the parties may agree (the “Closing Date”). Unless otherwise provided, all acts taking place at the Closing will be deemed to take place as of 8:59 a.m., Eastern time, on the Closing Date. The Closing will be held as of 8:59 a.m., Eastern time, at the offices of U.S. Bancorp Asset Management, Inc. in Minneapolis, Minnesota, or at such other time and/or place as the parties may agree. The Closing may be conducted in a mutually acceptable manner by the exchange of documents and signature pages via overnight courier, facsimile or .pdf attachments to e-mails.

3.2        CUSTODIAN’S CERTIFICATE. The Acquired Entity will cause U.S. Bank N.A. (“Custodian”), as custodian for each Acquired Fund, to deliver to the Acquiring Entity at the Closing a certificate of an authorized officer stating that each Acquired Fund’s portfolio securities, cash and any other assets have been delivered in proper form to the corresponding Acquiring Fund as of the Closing Date.

3.3        CERTIFICATES OF TRANSFER AGENT.

(a)       The Acquired Entity will issue and deliver, or cause, U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services (“Fund Services”), the transfer agent with respect to each Acquired Fund’s common shares, to deliver to the Acquiring Entity at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of all holders of common shares of each Acquired Fund and the number and percentage ownership of outstanding common shares held by each such Acquired Fund Shareholder immediately prior to the Closing.

(b)       On the Closing Date, the Acquiring Entity will deliver, or cause Fund Services, the transfer agent with respect to each Acquiring Fund’s common shares, to deliver to the Secretary of the Acquired Entity a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the corresponding Acquired Fund or provide evidence satisfactory to the Acquired Entity that such Acquiring Fund Shares have been credited to the Acquired Fund’s account on the books of the Acquiring Fund.

3.4        DELIVERY OF ADDITIONAL ITEMS. At the Closing, each party will deliver to the other party such bills of sale, checks, assignments, share certificates, receipts and other documents, if any, as such other party or its counsel may reasonably request to consummate the transactions contemplated by this Agreement. Subject to Section 1.7, the Acquired Entity will, from time to time, as and when reasonably requested by the Acquiring Entity, use its commercially reasonable efforts to execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action as necessary in order to ultimately vest and confirm each Acquiring Fund’s title to and possession of all of the assets of the corresponding Acquired Fund.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1        REPRESENTATIONS OF EACH ACQUIRED FUND. Except as otherwise disclosed in writing by the Acquired Entity to the Acquiring Entity, the Acquired Entity, on behalf of itself or, where applicable an Acquired Fund, represents and warrants to the Acquiring Entity as of the date hereof and as of the Closing Date (except for representations and warranties that speak as of a specific date, in which case such representations and warranties are true and correct as of such date) as follows:

(a)       The Acquired Entity is as a corporation, duly organized, validly existing and in good standing under the laws of the State of Minnesota.

(b)       Each Acquired Fund is registered as a series open-end management investment company under the 1940 Act, and such registration is in full force and effect.

(c)       The Acquired Entity is not, and the execution, delivery and performance of this Agreement (subject to the receipt of requisite shareholder approval and compliance with the other provisions hereof) will not result, in violation of any provision of the Acquired Entity’s Articles of Incorporation or Bylaws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound.

(d)       No Acquired Fund has material contracts or other commitments that will be terminated with liability to the Acquired Fund on or before the Closing Date.

(e)       No litigation, administrative proceeding or investigation of or before any court or governmental body is currently pending or, to an Acquired Fund’s knowledge, threatened against such Acquired Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business or the ability of the Acquired Fund to carry out the transactions contemplated by this Agreement. No Acquired Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated by this Agreement.

(f)        The financial statements of each Acquired Fund as of August 31, 2023, and for the fiscal year then ended, have been prepared in accordance with generally accepted accounting principles in the United States of America and have been audited by independent auditors, and such statements (copies of which have been furnished to the corresponding Acquiring Fund) fairly present, in all material respects, the financial condition of the Acquired Fund as of August 31, 2023, and there are no known liabilities, contingent or otherwise, of the Acquired Fund as of such date that are not disclosed in such statements, other than any such liabilities that (i) were incurred in the ordinary course of business and would not be material and (ii) are not required by generally accepted accounting principles in the United States of America to be set forth on such financial statements.

(g)       Since the date of each Acquired Fund’s financial statements referred to in subsection (f) above, there have been no material adverse changes in the Acquired Fund’s financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business), and there are no known liabilities of a material nature, contingent or otherwise, of the Acquired Fund that have arisen after such date other than any such liabilities that (i) were incurred in the ordinary course of business and are not material and (ii) are not required by generally accepted accounting principles in the United States of America to be set forth on such financial statements.

(h)       All federal, state, local and other tax returns and reports of an Acquired Fund required by law to be filed by it (taking into account permitted extensions for filing) have been timely filed and are complete and correct in all material respects. All federal, state, local and other taxes of an Acquired Fund required to be paid (whether or not shown on any such return or report) have been paid, or provision will have been made for the payment thereof, and any such unpaid taxes, as of the date of the financial statements referred to above, are properly reflected thereon. No tax authority is currently auditing or preparing to audit an Acquired Fund, and no assessment for taxes, interest, additions to tax or penalties has been asserted against an Acquired Fund.

(i)        The authorized capital of each Acquired Fund consists of the shares set forth in Exhibit B hereto. All of the issued and outstanding shares of such Acquired Fund are duly authorized and, when issued and sold, were validly issued, fully paid and non-assessable by the Acquired Fund. All of the issued and outstanding shares of such Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the Acquired Fund’s transfer agent as provided in Section 3.3. No Acquired Fund has any outstanding preferred shares; outstanding options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund; or outstanding securities convertible into shares of the Acquired Fund.

(j)        At the Closing, each Acquired Fund will have good and valid title to its Acquired Assets, and full right, power and authority to sell, assign, transfer and deliver such Acquired Assets, and, upon delivery and payment therefor, the corresponding Acquiring Fund will acquire good and valid title thereto, subject to no restrictions on the transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the “1933 Act”), except those restrictions as to which the Acquiring Fund has received notice at or prior to the Closing.

(k)       The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of each Acquired Fund, including the determinations of the Acquired Entity Board required by Rule 17a-8(a) under the 1940 Act. This Agreement constitutes a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights and to general equity principles.

(l)        The information to be furnished by an Acquired Fund for use in any “no-action” letters, applications for orders, registration statements, proxy materials and other documents that may be necessary in connection with the transactions contemplated herein will be accurate and complete in all material respects and will comply in all material respects with the requirements of the federal securities laws and other laws and regulations.

(m)      From the effective date of the Registration Statement (as defined in Section 5.7) through the time of the meeting of shareholders and on the Closing Date, any written information furnished by an Acquired Fund with respect to such Acquired Fund for use in the Proxy Materials (as defined in Section 5.7), or any other materials provided in connection with the applicable Reorganization, does not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which such statements were made, not misleading.

(n)       For each taxable year of its operations (including the taxable year that includes the Closing Date), each Acquired Fund (i) has elected to qualify, and has qualified or will qualify (in the case of the taxable year ending on the Closing Date), as a “regulated investment company” under the Code (a “RIC”); (ii) has been eligible to compute and has computed its federal income tax under Section 852 of the Code; and (iii) has been, and will be (in the case of the taxable year ending on the Closing Date), treated as a separate corporation for federal income tax purposes.

4.2        REPRESENTATIONS OF THE ACQUIRING FUND. The Acquiring Entity, on behalf of itself or, where applicable an Acquiring Fund, represents and warrants to the Acquired Entity as of the date hereof and as of the Closing Date (except for representations and warranties that speak as of a specific date, in which case such representations and warranties are true and correct as of such date) as follows:

(a)       The Acquiring Entity is a business trust, duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts.

(b)       The Acquiring Fund is registered as a series open-end management investment company under the 1940 Act, and such registration is in full force and effect.

(c)       The Acquiring Entity is not, and the execution, delivery and performance of this Agreement (subject to the receipt of requisite shareholder approval and compliance with the other provisions hereof) will not result, in violation of the Acquiring Entity’s Declaration of Trust or Bylaws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound.

(d)       No litigation, administrative proceeding or investigation of or before any court or governmental body is currently pending, or to the Acquiring Fund’s knowledge, threatened against any Acquiring Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business or the ability of the Acquiring Fund to carry out the transactions contemplated by this Agreement. No Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated by this Agreement.

(e)       All federal, state, local and other tax returns and reports of an Acquiring Fund required by law to be filed by it (taking into account permitted extensions for filing) have been timely filed and are complete and correct in all material respects. All federal, state, local and other taxes of an Acquiring Fund required to be paid (whether or not shown on any such return or report) have been paid, or provision will have been made for the payment thereof, and any such unpaid taxes, as of the date of the financial statements referred to above, are properly reflected thereon. No tax authority is currently auditing or preparing to audit an Acquiring Fund, and no assessment for taxes, interest, additions to tax or penalties has been asserted against an Acquiring Fund.

(f)        The authorized capital of each Acquiring Fund consists of an unlimited number of shares of beneficial interest, par value $0.00000001 per share.  No Acquiring Fund has outstanding preferred shares; outstanding options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund; or and outstanding securities convertible into shares of the Acquiring Fund.

(g)       The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, including the determinations of the Acquiring Entity Board required pursuant to Rule 17a-8(a) under the 1940 Act. Subject to the receipt of requisite shareholder approval, this Agreement constitutes a valid and binding obligation of each Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights and to general equity principles.

(h)        The Acquiring Fund Shares to be issued and delivered to each Acquired Fund for the account of Acquired Fund Shareholders pursuant to the terms of this Agreement will, at the Closing, have been duly authorized. When so issued and delivered, such Acquiring Fund Shares will be duly and validly issued shares of the applicable Acquiring Fund, and will be fully paid and non-assessable by the Acquiring Fund.

(i)        The information to be furnished by an Acquiring Fund for use in any “no-action” letters, applications for orders, registration statements, proxy materials and other documents that may be necessary in connection with the transactions contemplated herein will be accurate and complete in all material respects and will comply in all material respects with the requirements of the federal securities laws and other laws and regulations.

(j)        From the effective date of the Registration Statement (as defined in Section 5.7) through the time of the meeting of shareholders and on the Closing Date, any written information furnished by an Acquiring Fund with respect to such Acquiring Fund for use in the Proxy Materials (as defined in Section 5.7), or any other materials provided in connection with the Reorganization, does not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which such statements were made, not misleading.

(k)       Each Acquiring Fund was established in order to effect the applicable Reorganization and, prior to the Closing Date, will have carried on no business activity. Each Acquiring Fund has not yet filed its first federal income tax return; each Acquiring Fund will file its first federal income tax return after the completion of its first taxable year after the Closing Date as a RIC on Form 1120-RIC; and will take all steps necessary to ensure that it qualifies and will be treated as a RIC.

(l)        Each Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and any state securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

ARTICLE V

COVENANTS OF THE FUNDS

5.1        OPERATION IN ORDINARY COURSE.    Subject to Sections 1.2, 1.3 and 8.5, the Acquiring Fund and the Acquired Fund will operate their respective businesses in the ordinary course from the date of this Agreement through the Closing, it being understood with respect to each Fund that such ordinary course of business will include customary dividends and distributions and any other distributions necessary or desirable to avoid federal income or excise taxes.

5.2        APPROVAL OF SHAREHOLDERS.    The Acquired Entity has called a special meeting of its shareholders to consider and act upon this Agreement, as applicable, and has taken all other appropriate action necessary to obtain approval of the transactions contemplated herein.

5.3        INVESTMENT REPRESENTATION.    The Acquired Entity, on behalf of each Acquired Fund, represents and warrants to the Acquiring Entity and each Acquiring Fund that the Acquiring Fund Shares to be issued pursuant to this Agreement are not being acquired for the purpose of making any distribution other than in connection with the Reorganization and in accordance with the terms of this Agreement.

5.4        ADDITIONAL INFORMATION.    The Acquired Entity will use its commercially reasonable efforts to assist the Acquiring Entity in obtaining such information as the Acquiring Entity reasonably requests concerning the beneficial ownership of each Acquired Fund’s common shares, including as set forth in Section 3.3(a).

5.5        FURTHER ACTION.    Subject to the provisions of this Agreement, including Section 3.4 and Article IX, the Acquired Entity, on behalf of itself and each Acquired Fund, and the Acquiring Entity on behalf of itself and each Acquiring Fund, will use its commercially reasonable efforts to take or cause to be taken all action, and do or cause to be done all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing.

5.6        STATEMENT OF EARNINGS AND PROFITS; TAX BASIS.    As promptly as practicable, but in any case within 60 days after the Closing Date, the Acquired Entity, with respect to each Acquired Fund will furnish the Acquiring Entity, a reasonably detailed statement setting forth (i) the earnings and profits of each Acquired Fund for federal income tax purposes, (ii) any net operating loss carryovers and capital loss carryovers that will be carried over to the corresponding Acquiring Fund pursuant to Section 381 of the Code and (iii) the respective tax basis of the assets transferred by the Acquired Fund to the Acquiring Fund.

5.7        PREPARATION OF REGISTRATION STATEMENT AND PROXY MATERIALS.    The parties have prepared and the Acquiring Entity has filed with the Commission one or more registration statements on Form N-14 relating to the Acquiring Fund Shares to be issued to Acquired Fund Shareholders and related matters (the “Registration Statement”). The Registration Statement includes a proxy statement of the Acquired Entity and a prospectus of the Acquiring Entity relating to the transactions contemplated by this Agreement, as applicable (the “Joint Proxy Statement/Prospectus”). The Registration Statement is in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act, as applicable. Each party has provided the other party with the materials and information reasonably necessary to prepare the proxy statement and related materials (the “Proxy Materials”), for inclusion therein, in connection with the meetings of the Acquired Entity’s shareholders to consider the approval of this Agreement and the transactions contemplated herein.

5.8        TAX STATUS OF REORGANIZATION.    The intention of the parties is that each Reorganization will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither the Acquired Entity (on its own behalf and on behalf of each Acquired Fund) nor the Acquiring Entity (on its own behalf and on behalf of each Acquiring Fund) will take any action, or cause any action to be taken (including, without limitation, the filing of any tax return), that is inconsistent with such treatment or that results in the failure of the transactions with respect to each Acquired Fund and the corresponding Acquiring Fund to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. At or prior to the Closing, the parties to this Agreement will take such actions, or cause such actions to be taken, as are reasonably necessary to enable counsel to render the tax opinion contemplated in Section 8.8.

5.9        INSURANCE. Prior to the Closing, USBAM shall provide reasonably satisfactory evidence to the Acquired Entity that USBAM has purchased tail coverage covering the members of the Acquired Entity Board (“Insurance”), which Insurance (i) will provide reasonable “tail” liability coverage, as determined by the Acquired Entity Board, commencing on the Closing Date, (ii) will be obtained from the carrier approved by the Acquired Entity Board at its meeting on October 19, 2023, or as otherwise approved via written consent, (iii) will include the general terms summarized in a memorandum from the Adviser to the Acquired Entity Board with respect to such carrier’s coverage, as provided to the Acquired Entity Board in connection with its October 19, 2023 meeting, or as otherwise approved via written consent, and (iv) will otherwise include terms that are reasonably acceptable to the Acquired Entity Board.

ARTICLE VI

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED ENTITY

The obligations of the Acquired Entity to consummate the transactions provided for herein will be subject to the fulfillment or, to the extent legally permissible, waiver by the Acquired Entity of the following conditions:

6.1        All representations, covenants and warranties of the Acquiring Entity contained in this Agreement will be true and correct in all material respects as of the date hereof and as of the Closing, with the same force and effect as if made on and as of the Closing. The Acquiring Entity will have delivered to the Acquired Entity a certificate executed in the Acquiring Entity’s name by (i) the Chief Administrative Officer or any Vice President of the Acquiring Entity and (ii) the Controller or Treasurer of the Acquiring Entity, in form and substance satisfactory to the Acquired Entity and dated as of the Closing Date, to such effect.

6.2        The Acquiring Entity (on its own behalf and on behalf of each Acquiring Fund) will have performed and complied in all material respects with all terms, conditions, covenants, obligations, agreements and restrictions required by this Agreement to be performed or complied with by it or them prior to or at the Closing.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING ENTITY

The obligations of the Acquiring Entity to consummate the transactions provided for herein will be subject to the fulfillment or, to the extent legally permissible, waiver by the Acquiring Entity of the following conditions:

7.1        All representations, covenants and warranties of the Acquired Entity contained in this Agreement will be true and correct in all material respects as of the date hereof and as of the Closing, with the same force and effect as if made on and as of the Closing. The Acquired Entity will have delivered to the Acquiring Entity on the Closing Date a certificate executed in the Acquired Entity’s name by (i) the Chief Administrative Officer or any Vice President of the Acquired Entity and (ii) the Controller or Treasurer of the Acquired Entity, in form and substance satisfactory to the Acquiring Entity and dated as of the Closing Date, to such effect.

7.2        The Acquired Entity (on its own behalf and on behalf of each Acquired Fund) will have performed and complied in all material respects with all terms, conditions, covenants, obligations, agreements and restrictions required by this Agreement to be performed or complied with by it or them prior to or at the Closing.

7.3        The Acquired Entity will have delivered to the Acquiring Entity a statement of each Acquired Fund’s Acquired Assets and Assumed Liabilities, together with a list of the Acquired Fund’s portfolio securities showing the tax basis of such securities by lot and the holding periods of such securities, as of the Closing, certified by the Controller or Treasurer of the Acquired Entity.

ARTICLE VIII

FURTHER CONDITIONS PRECEDENT

The obligations of the Acquired Entity and the Acquiring Entity hereunder will also be subject to the fulfillment or, to the extent legally permissible, waiver by each party of the following conditions:

8.1        This Agreement and the transactions contemplated herein will have been approved by the requisite vote of the holders of the outstanding common shares of the Acquired Entity in accordance with applicable law and the provisions of the Acquired Entity’s Articles of Incorporation and Bylaws. Notwithstanding anything to the contrary, neither party may waive the condition set forth in this Section 8.1.

8.2        The Commission will not have issued an unfavorable report under Section 25(b) of the 1940 Act, or instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act. Furthermore, no action, suit or other proceeding will be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

8.3        All consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state securities authorities, including any necessary “no-action” positions and exemptive orders from such federal and state authorities) to permit consummation of the transactions contemplated herein will have been obtained or made. All material notices to, or consents or waivers from, other persons or other actions necessary to permit consummation of the transactions contemplated herein will have been obtained or made.

8.4       The Registration Statement will have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof will have been issued. To the best knowledge of the parties to this Agreement, no investigation or proceeding for that purpose will have been instituted or be pending, threatened or contemplated under the 1933 Act.

8.5       The Acquired Entity will have received an opinion from Ropes & Gray LLP, in its capacity as counsel to the Acquiring Entity, dated as of the Closing Date, substantially to the effect that:

(a)        The Acquiring Entity has been formed as a business trust and is existing under the laws of the Commonwealth of Massachusetts and, to such counsel’s knowledge, has the power as a business trust to carry on its business as currently conducted as described in the definitive Joint Proxy Statement/Prospectus as filed with the Commission pursuant to Rule 497 under the 1933 Act.

(b)        Each Acquiring Fund is registered as a series open-end management investment company under the 1940 Act, and, to such counsel’s knowledge, such registration under the 1940 Act is in full force and effect.

(c)        Assuming that the Acquiring Fund Shares will be issued in accordance with the terms of this Agreement, the Acquiring Fund Shares to be issued and delivered to the Acquired Fund on behalf of the Acquired Fund Shareholders as provided by this Agreement are duly authorized and, upon such delivery, will be validly issued and fully paid and non-assessable by the Acquiring Fund, except that, as described in the definitive Joint Proxy Statement/Prospectus as filed with the Commission pursuant to Rule 497 under the 1933 Act, and no shareholder of the Acquiring Fund has, as such holder, any preemptive rights to acquire, purchase or subscribe for any securities of any Acquiring Fund under the Acquiring Entity’s Declaration of Trust, Bylaws or Massachusetts law.

(d)        The Registration Statement is effective and, to such counsel’s knowledge, no stop order under the 1933 Act pertaining thereto has been issued.

(e)         To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the Commonwealth of Massachusetts is required for consummation by any Acquiring Fund of the transactions contemplated herein, except as have been obtained.

(f)         The execution and delivery of this Agreement by the Acquiring Entity did not, and the consummation by each Acquiring Fund of the transactions contemplated herein will not, violate the Acquiring Entity’s Declaration of Trust or Bylaws.

8.6        The Acquiring Entity will have received an opinion from Ropes & Gray LLP, in its capacity counsel to the Acquired Entity, dated as of the Closing Date, substantially to the effect that:

(a)        Each Acquired Fund is a series open-end management investment company registered with the Securities and Exchange Commission as an investment company under the 1940 Act.

(b)        No authorization, approval or other action by, and no notice to or filing with, any governmental authority or other regulatory body of the United States is required to be obtained or made by any Acquired Fund in connection with the execution and delivery by the Acquired Entity of the Plan of Reorganization and the consummation by the Acquired Entity of the transaction contemplated thereunder, except (i) such as have been obtained or made, and (ii) such as may be required under federal securities laws.

8.7        The Acquiring Entity will also have received an opinion from Dorsey & Whitney LLP, counsel to the Acquired Entity, with respect to matters governed by the laws of the State of Minnesota, dated as of the Closing Date, substantially to the effect that:

(a)        The Acquired Entity is a corporation validly existing and in good standing under the laws of the State of Minnesota and, to such counsel’s knowledge, has the power as a corporation to carry on its business as currently conducted as described in the definitive Joint Proxy Statement/Prospectus as filed with the Commission pursuant to Rule 497 under the 1933 Act.

(b)        To the knowledge of such counsel, except for those that have been obtained or made, no consent, approval, authorization or other action by any governmental authority of the State of Minnesota pursuant to any statutory law or regulation is required to be obtained or made by the Acquired Entity as of the date hereof for the consummation by the Acquired Entity of the transactions contemplated herein, but excluding all consents, approvals, authorizations and other actions required for the ongoing operation of the business of the Acquired Entity.

(c)        The execution and delivery of this Agreement by the Acquired Entity did not, and the consummation by the Acquired Entity of the transactions contemplated herein will not, violate the Acquired Entity’s Articles of Incorporation or Bylaws (assuming the requisite approval of the Acquired Entity’s Shareholders has been obtained in accordance with the Acquired Entity’s Articles of Incorporation, Bylaws and/or Minnesota law).

8.8        Each party will have received an opinion of Ropes & Gray LLP, dated as of the Closing Date and addressed to the Acquiring Entity and the Acquired Entity, substantially to the effect that for federal income tax purposes, the transfer by each Acquired Fund of its Acquired Assets to the corresponding Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund (other than the Retained Liabilities), immediately followed by the pro rata distribution of all the Acquiring Fund Common Shares so received by the Acquired Fund to the Acquired Fund Shareholders of record in complete liquidation of the Acquired Fund and the dissolution of the Acquired Fund as soon as practicable thereafter, will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund will each be a “party to a reorganization,” within the meaning of Section 368(b) of the Code, with respect to the Reorganization.

Such opinion will be based on customary assumptions and such representations as Ropes & Gray LLP may reasonably request of the Funds, and the Acquired Entity, on behalf of each Acquired Fund, and the Acquiring Entity, on behalf of each Acquired Fund, will cooperate to make and certify the accuracy of such representations (such certifications, the “Tax Certificates”). Notwithstanding anything herein to the contrary, neither the Acquired Entity nor the Acquiring Entity may waive the condition(s) set forth in this Section 8.8.

ARTICLE IX

EXPENSES

9.1        The expenses of each Acquired Fund incurred in connection with the applicable Reorganization, regardless of whether or not such Reorganization is consummated, will be borne by USBAM, as investment adviser to the Acquired Fund. The expenses of each Acquiring Fund incurred in connection with the applicable Reorganization, regardless of whether or not such Reorganization is consummated, will be borne by USBAM, as investment adviser to the Acquiring Fund. Reorganization expenses include, without limitation, (a) expenses associated with the preparation and filing of the Registration Statement and other Proxy Materials; (b) postage; (c) printing; (d) accounting fees; (e) legal fees incurred by each Fund; (f) solicitation costs of the transactions; and (g) other related administrative or operational costs.

9.2        Each party represents and warrants to the other party that there is no person or entity entitled to receive any broker’s fees or similar fees or commission payments in connection with structuring the transactions provided for herein.

ARTICLE X

ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1      Except as otherwise disclosed in writing by, the Acquired Entity to the Acquiring Entity, or set forth in a written agreement between the Acquired Entity and the Acquiring Entity, the parties agree that neither party has made to the other party any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

10.2       The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant to or in connection with this Agreement will not survive the consummation of the transactions contemplated hereunder.

ARTICLE XI

TERMINATION

11.1      This Agreement may be terminated by the mutual agreement of the parties, and such termination may be effected by the Chief Administrative Officer or any Vice President of each party without further action by the Acquired Entity Board or the Acquiring Entity Board. In addition, this Agreement may be terminated at or before the Closing due to:

(a)        a breach by the non-terminating party of any representation or warranty, or agreement to be performed at or before the Closing, which breach would cause the conditions precedent set forth in Article VI, VII or Article VIII to not be satisfied and such breach (i) is not capable of being cured or (ii) if such breach is capable of being cured, is not cured within 30 days following notice from the non-breaching party;

or

(b)        a determination by the Acquired Entity Board or the Acquiring Entity Board that the consummation of the transactions contemplated herein is not in the best interests of one or more of its respective Funds.

11.2      In the event of any such termination, there will be no liability for damages on the part of the Acquiring Entity Board, the Acquired Entity Board, any Acquiring Fund or any Acquired Fund.

ARTICLE XII

AMENDMENTS

12.1      This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the officers of each party as specifically authorized by each party’s Board of Trustees/Directors; provided, however, that following the receipt of shareholder approval of this Agreement and the transactions contemplated herein at the meeting of the shareholders of the Acquired Entity called by the Acquired Entity pursuant to Section 5.2 of this Agreement, no such amendment, modification or supplement may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to the Acquired Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

ARTICLE XIII

HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

13.1      The article and section headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

13.2      This Agreement may be executed in any number of counterparts, each of which may be deemed an original.

13.3      This Agreement will be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without giving effect to any principal or law thereof that would result in the application of the laws of another jurisdiction.

13.4      This Agreement will bind and inure to the benefit of the parties hereto and their respective successors and assigns, and no assignment or transfer hereof or of any rights or obligations hereunder may be made by either party without the written consent of the other party. Nothing herein expressed or implied is intended or may be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

13.5      The Acquired Entity is a Minnesota corporation organized in series of which each Acquired Fund constitutes one such series, and the Acquiring Entity is a Massachusetts business trust organized in series of which each Acquiring Fund constitutes one such series. It is expressly agreed that the obligations of each party hereunder will not be binding upon any of the trustees, directors, shareholders, nominees, officers, agents or employees of such party personally, but will bind only the property of the party (or its applicable Fund as described below), as provided in such party’s Declaration of Trust or Articles of Incorporation, which is on file with the Secretary of the Commonwealth of Massachusetts and the Secretary of State of Minnesota, as applicable. The execution and delivery of this Agreement have been authorized by each party’s Board of Trustees/Directors, and this Agreement has been signed by authorized officers of each party acting as such. Neither the authorization by such Trustees/Directors nor the execution and delivery by such officers will be deemed to have been made by any of them individually or to impose any liability on any of them personally, but will bind only the property of the applicable Fund, as provided in such party’s Declaration of Trust or Articles of Incorporation, as applicable. Pursuant to the Declaration of Trust of the Acquiring Entity, there is a limitation on liability of each series such that (a) the debts, liabilities, obligations and expenses incurred, contracted or otherwise existing with respect to the Acquiring Fund are enforceable against the assets of that Acquiring Fund only, and not against the assets of the Acquiring Entity generally or the assets of any other series thereof, and (b) none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Acquiring Entity generally or with respect to any other series thereof are enforceable against the assets of such Acquiring Fund. Similarly, there is a limitation on liability of each series of the Acquired Entity such that (a) the debts, liabilities, obligations and expenses incurred, contracted or otherwise existing with respect to the Acquired Fund are enforceable against the assets of that Acquired Fund only, and not against the assets of the Acquired Entity generally or the assets of any other series thereof, and (b) none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Acquired Entity generally or with respect to any other series thereof are enforceable against the assets of such Acquired Fund.

*     *     *     *     *

IN WITNESS WHEREOF, the parties have duly executed this Agreement, all as of the date first written above.

FIRST AMERICAN FUNDS TRUST

By:	/s/ Eric Thole
Name:	Eric Thole
Title:	President

ACKNOWLEDGED:

By:	/s/ Richard J. Ertel
Name:	Richard J. Ertel

FIRST AMERICAN FUNDS, INC.

By:	/s/ Jill Stevenson
Name:	Jill Stevenson
Title:	Treasurer

ACKNOWLEDGED:

By:	/s/ Richard J. Ertel
Name:	Richard J. Ertel

EXHIBIT A

Acquired Fund (FAF)	Acquiring Fund (FAF Trust)
Government Obligations Fund	Government Obligations Fund
Institutional Prime Obligations Fund	Institutional Prime Obligations Fund
Retail Prime Obligations Fund	Retail Prime Obligations Fund
Retail Tax Free Obligations Fund	Retail Tax Free Obligations Fund
Treasury Obligations Fund	Treasury Obligations Fund
U.S. Treasury Money Market Fund	U.S. Treasury Money Market Fund

EXHIBIT B

AUTHORIZED CAPITAL OF THE ACQUIRED FUNDS

AS OF December 1, 2023

Acquired Funds (FAF)	Share Classes	Authorized Shares
Government Obligations	Class A shares Class D shares Class P shares Class T shares Class U shares Class V shares Class X shares Class Y shares Class Z shares	5,000,000,000 20,000,000,000 20,000,000,000 20,000,000,000 20,000,000,000 20,000,000,000 100,000,000,000 20,000,000,000 100,000,000,000
Institutional Prime Obligations Fund	Class T shares Class V shares Class Y shares Class Z shares	5,000,000,000 20,000,000,000 20,000,000,000 20,000,000,000
Retail Prime Obligations Fund	Class A shares Class T shares Class V shares Class X shares Class Y shares Class Z shares	20,000,000,000 20,000,000,000 20,000,000,000 20,000,000,000 20,000,000,000 20,000,000,000
Retail Tax Free Obligations Fund	Class A shares Class T shares Class V shares Class Y shares Class Z shares	5,000,000,000 20,000,000,000 20,000,000,000 20,000,000,000 20,000,000,000
Treasury Obligations Fund	Class A shares Class D shares Class P shares Class T shares Class V shares Class X shares Class Y shares Class Z shares	5,000,000,000 20,000,000,000 20,000,000,000 20,000,000,000 20,000,000,000 100,000,000,000 20,000,000,000 100,000,000,000
U.S. Treasury Money Market Fund	Class A shares Class D shares Class T shares Class V shares Class Y shares Class Z shares	20,000,000,000 20,000,000,000 20,000,000,000 20,000,000,000 20,000,000,000 20,000,000,000